EXHIBIT 13.3 - Summarized Quarterly Financial Information

First West Virginia Bancorp, Inc.

Summarized Quarterly Financial Information

A summary of selected quarterly financial information follows:

2013	First Quarter
Total interest income	$2,302,771
Total interest expense	387,202
Net interest income	1,915,569
Provision for loan losses	—
Investment securities gain	14
Total other income	272,251
Total other expenses	1,890,613
Income before income taxes	297,221
Net income	381,337
Net income per share	0.22

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,531,454	$2,488,731	$2,455,071	$2,363,310
Total interest expense	488,630	457,777	430,492	412,397
Net interest income	2,042,824	2,030,954	2,024,579	1,950,913
Provision for loan losses	—	—	—	(248,000)
Investment securities gain	—	342,279	1,671	746,753
Total other income	307,995	316,058	304,996	331,860
Total other expenses	1,903,102	1,929,691	1,869,462	1,901,904
Income before income taxes	447,717	759,600	461,784	1,375,621
Net income	470,000	670,034	482,826	914,900
Net income per share (1)	0.28	0.39	0.28	0.53

2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$2,861,756	$2,882,684	$2,806,855	$2,655,920
Total interest expense	602,421	561,942	545,953	518,991
Net interest income	2,359,335	2,320,742	2,260,902	2,136,929
Provision for loan losses	30,000	570,000	—	—
Investment securities gain	172	267,704	375,121	87,900
Total other income	286,336	278,170	346,891	391,637
Total other expenses	1,903,540	1,907,522	1,893,837	1,921,179
Income before income taxes	612,303	389,094	1,089,077	695,287
Net income	549,907	409,135	858,932	636,171
Net income per share (1)	0.32	0.24	0.50	0.37

(1)	Adjusted for the 4 percent common stock dividend to stockholders of record as of December 19, 2012.